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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (AMENDMENT NO. 1)


                           EPOCH PHARMACEUTICALS, INC.
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                                (Name of Issuer)


                           EPOCH PHARMACEUTICALS, INC.
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                      (Name of Person(s) Filing Statement)


                    REDEEMABLE COMMON STOCK PURCHASE WARRANTS
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                         (Title of Class of Securities)


                                   294273-11-5
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                      (CUSIP Number of Class of Securities)


                               Fred Craves, Ph.D.
                             Chief Executive Officer
                           Epoch Pharmaceuticals, Inc.
                         1725 220th Street, S.E. No. 104
                            Bothell, Washington 98021
                                 (206) 485-8566


                                 with a copy to:

                                Lawrence B. Cohn
                        Stradling, Yocca, Carlson & Rauth
                      660 Newport Center Drive, Suite 1600
                      Newport Beach, California 92660-6441
                                 (714) 725-4000


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       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


                                 April 29, 1997
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                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

Calculation of Filing Fee

            Transaction
             valuation*                      Amount of filing fee**
            -----------                      ----------------------
             $494,500                                $100


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*   Calculated pursuant to Rule 0-11(b)(2) based upon the market value of the
    Public Warrants proposed to be acquired by Epoch Pharmaceuticals, Inc. as of March 10, 1997, which, based upon the average of the bid and ask prices as of March 10, 1997, was $.172 per Public Warrant.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

** Previously Paid.


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         The following information is being furnished in this Amendment No. 1, pursuant to General Instruction D to Schedule 13E-4:

         (1) The offer of Epoch Pharmaceuticals, Inc. (the "Company") to exchange for every two Redeemable Common Stock Purchase Warrants of the Company, which were issued by the Company in its initial public offering on September 29, 1993 (the "Public Warrants") one new warrant to purchase one share of the Company's Common Stock until June 20, 2001, at an exercise price of $2.50 per share of Common Stock (the "Exchange Warrants"), expired on June 30, 1997; and

         (2) As of June 30, 1997, holders of 2,603,825 shares of Public Warrants tendered such Public Warrants in exchange for 1,301,912 Exchange Warrants.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No.1 is true, complete and correct.


Date: August 12, 1997                         EPOCH PHARMACEUTICALS, INC.



                                              By: /s/ SANFORD S. ZWEIFACH
                                                  ------------------------------
                                                  Sanford S. Zweifach, President
                                                  and Chief Financial Officer